Industrias Bachoco Announces Third Quarter 2017 Results

CELAYA, Mexico, Oct. 23, 2017 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the third quarter ("3Q17") and accumulated ("9M17") 2017 results ending September 30, 2017. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS- 2017 vs. 2016

  Net sales increased 12.7% in 3Q17 compared to 3Q16.
  EBITDA margin was 10.2% for 3Q17 vs 9.8% in 3Q16.
  Earnings per basic and diluted share totaled $1.66 for 3Q17 higher than $1.35 in 3Q16.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated "In México, we continued observing a normalized supply in the poultry industry and as it is typical for the third quarter, lower prices than in 2Q17, we also continued with good demand levels. In the U.S. industry, we observed solid prices for most of the quarter. In both markets where we participate we observed a price adjustment at the end of the quarter.

During the quarter, we announced the acquisition of "La Perla" a Pet Food company located in the Mexican state of Queretaro and of "Albertville Quality Foods (AQF)" a further processing company located in Alabama USA., We are in the process of integrating both companies into our whole operations and consider that most of the benefits are to come.

For the quarter, we reached an increase in total sales of 12.7% in 3Q17 when compared to 3Q16, and an EBITDA of $1,449.6 million, 17.6% higher that the EBITDA of the same quarter of 2016. For the third quarter, our EBITDA margin was 10.2% and our earnings per basic and diluted share were $1.66.

We continued investing in the growth of our company, as our CAPEX reached $2,937.6 million for the year.

Our financial structure continued strong as we end the quarter with a net cash of $10,787.5 million, which will allow us to continue supporting our growth plans".

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2016.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	3Q17	3Q16	Change
	$	$	$	%
Net sales	14,216.2	12,612.3	1,603.9	12.7
Net sales in Mexico	9,918.5	9,436.0	482.5	5.1
Net sales in the U.S.	4,297.7	3,176.2	1,121.4	35.3

NET SALES BY SEGMENT
In millions of pesos	3Q17	3Q16	Change
	$	$	$	%
Net sales	14,216.2	12,612.3	1,603.9	12.7
Poultry	12,970.1	11,348.1	1,622.1	14.3
Other	1,246.1	1,264.2	(18.1)	(1.4)

NET VOLUME SOLD BY SEGMENT
In tons			Change
	3Q17	3Q16	Volume	%
Total sales volume:	541,710	526,343	15,367	2.92
Poultry	422,278	411,710	10,568	2.57
Others	119,432	114,632	4,799	4.19

The Company's 3Q17 net sales totaled $14,216.2 million, $1,603.9 million or 12.7% more than $12,612.3 million reported in 3Q16. The increase is a result of more volume sold and price increases in poultry when compared to 3Q16.

In 3Q17, sales of our U.S. operations remained strong and represented 30.2% of our total sales; this compares with 25.2 % it represented in 3Q16 of our total sales. In this quarter, we are including sales of Albertville Quality Foods (AQF) for the first time.

GROSS PROFIT
In millions of pesos	3Q17	3Q16	Change
	$	$	$	%
Cost of sales	11,732.3	10,657.9	1,074.4	10.1
Gross profit	2,483.9	1,954.3	529.5	27.1
Gross margin	17.5%	15.5%	-	-

In 3Q17 the cost of sales totaled $11,732.3 million, $1,074.4 million or 10.1% higher than $10,657.9 million reported in 3Q16. The increase in cost of sales is mainly attributed to higher volume sold and a mix effect due to higher percentage of our US operation as we integrated AQF.

The gross profit was $2,483.9 million with a gross margin of 17.5% in 3Q17. This profit is higher than the gross profit of $1,954.3 million and gross margin of 15.5% reported in 3Q16.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos
	3Q17	3Q16	Change
	$	$	$	%
Total SG&A	1,346.7	1,219.2	127.6	10.5

Total SG&A expenses in 3Q17 were $1,346.7 million, $127.6 million or 10.5% more than the $1,219.2 million reported in 3Q16. Total SG&A expenses as a percentage of net sales represented 9.5% in 3Q17 compared to 9.7% in 3Q16.

OTHER INCOME (EXPENSE), NET
In millions of pesos	3Q17	3Q16	Change
	$	$	$	%
Other income (expense), net	23.7	257.4	(233.6)	(90.8)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 3Q17 we reported other income of $23.7 million, compared with other income of $257.4 million reported in 3Q16. The reduction is due to in 3Q16 we got an extraordinary gain in the sale of some unused assets.

OPERATING INCOME
In millions of pesos	3Q17	3Q16	Change
	$	$	$	%
Operating income	1,160.9	992.5	168.4	17.0
Operating margin	8.2%	7.9%	-	-

Operating income in 3Q17 totaled $1,160.9 million with an operating margin of 8.2%, an increase when compared to operating income of $992.5 million and a 7.9% operating margin reported in 3Q16.

The higher operating income is mainly attributed to higher gross profit than in 3Q16.

NET FINANCIAL INCOME
In millions of pesos	3Q17	3Q16	Change
	$	$	$	%
Net Financial Income	193.2	136.2	57.0	41.8
Financial Income	208.8	178.8	30.0	16.8
Financial Expense	15.6	42.6	(27.0)	(63.4)

In 3Q17, the Company reported net financial income of $193.2 million, compared to income of $136.2 million reported in the same period of 2016, mainly due to higher interest income.

TAXES FOR THE PERIOD
In millions of pesos	3Q17	3Q16	Change
	$	$	$	%
Total Taxes	356.2	319.1	37.1	11.6
Income tax	515.1	289.7	225.4	77.8
Deferred income tax	(158.9)	29.4	(188.3)	(641.1)

Total taxes for the 3Q17 were $356.2 million, compared with total taxes of $319.1 million in the same period of 2016.

NET INCOME
In millions of pesos	3Q17	3Q16	Change
	$	$	$	%
Net income	997.9	809.7	188.2	23.2
Net margin	7.0%	6.4%	-	-
Basic and diluted income per share[1]	1.66	1.35	-	-
Basic and diluted income per ADR[2]	19.91	16.18	-	-
Weighted average Shares outstanding[3]	600,000	600,000	-	-
[1] In pesos [2] in pesos, an ADR equal to twelve shares [3] In thousands of shares

The net income for 3Q17 was $997.9 million, representing a basic and diluted income of $1.66 pesos per share, compared with a lower net income of $809.7 million, which represented $1.35 pesos of basic and diluted income per share in 3Q16. This income represents a net margin of 7.0% and 6.4% for 3Q17 and 3Q16, respectively.

EBITDA
In millions of pesos	3Q17	3Q16	Change
	$	$	$	%
Net controlling interest income	995.6	809.0	186.5	23.1
Income tax expense (benefit)	356.2	319.1	37.1	11.6
Result in associates	2.3	0.6	1.7	272.8
Net finance (income) expense	(193.2)	(136.2)	(57.0)	41.8
Depreciation and amortization	288.8	240.5	48.3	20.1
EBITDA	1,449.6	1,233.0	216.6	17.6
EBITDA Margin (%)	10.2%	9.8%	-	-
Net sales	14,216.2	12,612.3	1,603.9	12.7

EBITDA in 3Q17 reached $1,449.6 million, representing an EBITDA margin of 10.2%, compared to an EBITDA of $1,233.0 million in 3Q16, with an EBITDA margin of 9.8%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	9M17	9M16	Change
	$	$	$	%
Net Sales	43,017.4	37,813.7	5,203.7	13.8
Net sales in Mexico	31,254.5	28,373.1	2,881.4	10.2
Net sales in the U.S.	11,762.9	9,440.6	2,322.3	24.6

NET SALES BY SEGMENT
In millions of pesos	9M17	9M16	Change
	$	$	$	%
Net Sales	43,017.4	37,813.7	5,203.7	13.8
Poultry	38,919.5	34,060.3	4,859.2	14.3
Other	4,097.9	3,753.4	344.5	9.2

NET VOLUME SOLD BY SEGMENT
In tons			Change
	9M17	9M16	Volume	%
Total sales volume:	1,615,409	1,571,843	43,566	2.77
Poultry	1,262,101	1,226,386	35,715	2.91
Others	353,308	345,457	7,850	2.27

During the first 9M17, net sales totaled $43,017.4 million, $5,203.7 million or 13.8% more than the $37,813.7 million reported in the same period of 2016. The sales increase is mainly attributed to higher volume sold and higher prices in both poultry and others.

In 9M17, sales of our U.S. operations represented 27.3% of our total sales, compared with 25.0% in 9M16.

ACCUMULATED OPERATING RESULTS
In millions of pesos	9M17	9M16	Change
	$	$	$	%
Cost of Sales	34,727.8	30,749.2	3,978.5	12.9
Gross Profit	8,289.6	7,064.5	1,225.1	17.3
Total SG&A	3,905.6	3,526.0	379.7	10.8
Other Income (expense)	36.6	241.8	(205.2)	(84.9)
Operating Income	4,420.7	3,780.4	640.3	16.9
Net Financial Income	220.3	470.0	(249.7)	(53.1)
Income Tax	1,267.4	1,263.8	3.6	0.3
Net Income	3,373.6	2,986.6	387.0	13.0

In 9M17 the cost of sales totaled $34,727.8 million, $3,978.5 million or 12.9% higher than the $30,749.2 million reported in 9M16. This increase is mainly attributed to higher volume sold.

As a result, we reached a gross profit of $8,289.6 million and a gross margin of 19.3% in 9M17, which is higher than $7,064.5 million of gross profit and a margin of 18.7% reached in the same period of 2016.

Total SG&A expenses in 9M17 were $3,905.6 million, $379.7 million or 10.8% more than the $3,526.0 million reported 9M16. Total SG&A expenses as a percentage of sales represented 9.1% in 9M17 compared to 9.3% in 9M16. This increase is mainly attributed to higher volume sold.

In 9M17 we had other income of $36.6 million, compared with other income of $241.8 million reported in 9M16.

The operating income in 9M17 was $4,420.7 million, which represents an operating margin of 10.3%, which is higher than the operating income of $3,780.4 million and an operating margin of 10.0% in 9M16.

The net financial income in 9M17 was $220.3 million, this was lower when compared to net financial income of $470.0 million in 9M16.

Total taxes were $1,267.4 million as of September 30, 2017. These taxes include $1,192.4 million of income tax and $74.9 million of deferred income taxes. This figure compares to total taxes of $1,263.8 million, which includes income taxes of $994.3 and $269.5 million of deferred income taxes in 9M16.

All the above result in a net income of $3,373.6 million or 7.8% of net margin for the 9M17, which represents $5.62 pesos of earnings per share, meanwhile in the 9M16, the net income totaled $2,986.6 million, 7.9% of the net margin and $4.97 pesos of net income per share.

EBITDA
In millions of pesos	9M17	9M16	Change
	$	$	$	%
Net controlling interest profit	3,369.1	2,981.4	387.7	13.0
Income tax expense (benefit)	1,267.4	1,263.8	3.6	0.3
Result in associates	4.5	5.2	(0.7)	(12.9)
Net finance (income) expense	(220.3)	(470.0)	249.7	(53.1)
Depreciation and amortization	824.0	703.3	120.7	17.2
EBITDA	5,244.7	4,483.7	761.0	17.0
EBITDA Margin (%)	12.2%	11.9%	-	-
Net sales	43,017.4	37,813.7	5,203.7	13.8

EBITDA in 9M17 reached $5,244.7 million, representing an EBITDA margin of 12.2%, compared to an EBITDA of $4,483.7 million in 9M16, with an EBITDA margin of 11.9%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Sept, 2017	Dec. 31, 2016	Change
	$	$	$	%
TOTAL ASSETS	49,081.8	45,090.5	3,991.4	8.9
Cash and cash equivalents	15,746.5	15,651.5	95.0	0.6
Accounts receivable	2,999.2	3,778.0	(778.8)	(20.6)
TOTAL LIABILITIES	15,259.1	13,374.3	1,884.8	14.1
Accounts payable	4,404.3	3,836.4	567.9	14.8
Short-term debt	3,405.0	3,097.5	307.5	9.9
Long-term debt	1,554.0	950.4	603.6	63.5
TOTAL STOCKHOLDERS' EQUITY	33,822.7	31,716.2	2,106.6	6.6
Capital stock	1,174.4	1,174.4	-	-

Cash and equivalents as of September 30, 2017 totaled $15,746.5; $95.0 million more than the level we had on December 31, 2016.

Total debt as of September 30, 2017 was $4,959.0 million, which is higher when compared to $4,047.9 million reported as of December 31, 2016.

Net cash as of September 30, 2017 was $10,787.5 million, which is lower when compared with a net cash of $11,603.6 million as of December 31, 2016, as we used part of our cash to pay our recent acquisitions.

CAPITAL EXPENDITURES
In millions of pesos	9M16	9M16	Change
	$	$	$	%
Capital Expenditures	2,937.6	1,827.4	1,110.2	60.7

Total CAPEX for the 9M17 was $2,271.4 million and $1,827.4 million in 9M16. This was primarily allocated towards organic growth and productivity projects across all of our facilities and as we also include here part of our recent acquisitions.

STOCK INFORMATION
As of September 30, 2017
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$60,918

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Sep-17	101.53	94.02	101.53	67.29	63.28	66.50
Aug-17	95.14	88.33	94.89	64.26	59.42	63.47
Jul-17	90.99	85.13	88.76	61.95	55.76	59.81
Jun-17	86.79	84.44	86.74	57.98	54.75	57.98
May-17	86.98	83.69	85.28	56.43	52.81	55.00
Apr-17	86.30	82.53	84.02	54.97	52.06	53.45
Mar-17	85.84	80.23	84.97	54.55	48.32	54.24
Feb-17	83.53	79.53	80.08	49.08	46.20	47.88
Jan-17	87.48	80.47	80.98	49.02	46.42	46.43

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Miguel Ulloa	miguel.ulloa@bbva,com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
INTERACCIONES CASA DE BOLSA	Martin Lara	mlarap@interacciones.com
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $18.18 per USD $1.00, which corresponds to the rate at the close of September 30th , 2017, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	September 30,	December 31,
In million pesos	2017	2017	2016*

TOTAL ASSETS	$ 2,699.8	49,081.8	45,090.5

Total current assets	1,515.1	27,544.2	26,930.4
Cash and cash equivalents	866.1	15,746.5	15,651.5
Total accounts receivable	165.0	2,999.2	3,778.0
Inventories	361.4	6,570.5	5,931.9
Other current assets	122.6	2,228.1	1,569.0

Total non current assets	1,184.7	21,537.7	18,160.1
Net property, plant and equipment	926.6	16,844.9	15,081.1
Other non current Assets	258.1	4,692.8	3,079.0

TOTAL LIABILITIES	$ 839.3	15,259.1	13,374.3

Total current liabilities	516.7	9,393.2	8,316.3
Notes payable to banks	187.3	3,405.0	3,097.5
Accounts payable	242.3	4,404.3	3,836.4
Other taxes payable and other accruals	87.1	1,583.9	1,382.4

Total long-term liabilities	322.7	5,865.9	5,058.0
Long-term debt	85.5	1,554.0	950.4
Other non current liabilities	12.8	232.0	195.0
Deferred income taxes	224.4	4,080.0	3,912.6

TOTAL STOCKHOLDERS' EQUITY	$ 1,860.4	33,822.7	31,716.2

Capital stock	64.6	1,174.4	1,174.4
Commission in shares issued	22.8	414.4	414.4
Repurchased shares	-	-	-
Retained earnings	1,725.3	31,366.3	28,694.6
Others accounts	44.5	809.2	1,378.9
Non controlling interest	3.2	58.4	53.9

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,699.8	49,081.8	45,090.5

*Audited

CONSOLIDATED STATEMENT OF INCOME
Third Quarter Results, ended September 30:
-Unaudited-
	U.S. Dollar
In millions pesos	2017	2017	2016
Net sales	$ 782.0	14,216.2	12,612.3
Cost of sales	645.3	11,732.3	10,657.9
Gross profit	136.6	2,483.9	1,954.3
SG&A	74.1	1,346.7	1,219.2
Other income (expenses), net	1.3	23.7	257.4
Operating income	63.9	1,160.9	992.5
Net finance income	10.6	193.2	136.2
Income tax	19.6	356.2	319.1
Net Income	$ 54.9	997.9	809.7

Non-controlling interest	0.13	2.3	0.6
Net controlling interest profit	54.8	995.6	809.0
Basic and diluted earnings per share	0.09	1.66	1.35
Basic and diluted earnings per ADR	1.10	19.91	16.18
Weighted average Shares outstanding[1]	600,000	600,000	600,000

EBITDA Result	$ 79.7	1,449.6	1,233.0

Gross margin	17.5%	17.5%	15.5%
Operating margin	8.2%	8.2%	7.9%
Net margin	7.0%	7.0%	6.4%
EBITDA margin	10.2%	10.2%	9.8%
1In thousands

Consolidated Statement of Income
Accumulated results, for the nine months ended September 30.
-Unaudited-
	U.S. Dollar
In millions pesos	2017	2017	2016
Net sales	$ 2,366.2	43,017.4	37,813.7
Cost of sales	1,910.2	34,727.8	30,749.2
Gross profit	456.0	8,289.6	7,064.5
Selling, general and administrative expenses	214.8	3,905.6	3,526.0
Other income (expenses), net	2.0	36.6	241.8
Operating income	243.2	4,420.7	3,780.4
Net finance income	12.1	220.3	470.0
Income tax	69.7	1,267.4	1,263.8
Net income	$ 267.4	3,373.6	2,986.6

Non-controlling interest	0.2	4.5	5.2
Net controlling interest profit	185.8	3,369.1	2,981.4
Basic and diluted earnings per share	0.31	5.62	4.97
Basic and diluted earnings per ADR	3.71	67.4	59.63
Weighted average Shares outstanding[1]	599,973	599,973	599,973

EBITDA Result	$ 288.5	5,244.7	4,483.7

Gross margin	19.3%	19.3%	18.7%
Operating margin	10.3%	10.3%	10.0%
Net margin	7.9%	7.8%	7.9%
EBITDA margin	12.2%	12.2%	11.9%

1In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	September 30,
	2017	2017	2016

NET MAJORITY INCOME BEFORE INCOME TAX	$ 255.3	4,640.9	4,250.4

ITEMS THAT DO NOT REQUIRE CASH:	-	-	-

ITEMS RELATING TO INVESTING ACTIVITIES:	28.6	519.4	220.2
Depreciation and others	45.3	824.0	703.3
Income (loss) on sale of plant and equipment	1.5	27.1	(135.0)
Other Items	(18.2)	(331.8)	(348.0)

ITEMS RELATING TO FINANCING ACTIVITIES:	-	-	-

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	283.8	5,160.3	4,470.6
CASH GENERATED OR USED IN THE OPERATION:	(36.4)	(662.6)	(2,651.0)
Decrease (increase) in accounts receivable	19.7	357.3	(107.6)
Decrease (increase) in inventories	(38.2)	(694.1)	(573.9)
Decrease (increase) in accounts payable	46.8	851.7	(1,142.2)
Decrease (increase) in other liabilities	(64.8)	(1,177.6)	(827.3)

NET CASH FLOW FROM OPERATING ACTIVITIES	247.4	4,497.7	1,819.6

NET CASH FLOW FROM INVESTING ACTIVITIES	(209.5)	(3,808.2)	(1,117.4)
Acquisition of property, plant and equipment	(255.7)	(4,649.4)	(1,827.4)
Proceeds from sales of property plant and equipment	1.3	23.5	220.7
Other Items	45.0	817.7	489.3

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	37.9	689.5	702.2

Net cash provided by financing activities:	(32.7)	(594.5)	(705.4)
Proceeds from loans	290.1	5,274.4	1,992.5
Principal payments on loans	(233.5)	(4,244.9)	(2,245.9)
Dividends paid	(42.9)	(780.0)	(780.0)
Other items	(46.4)	(844.0)	328.1
Net increase (decrease) in cash and equivalents	5.2	95.0	(3.2)

Cash and investments at the beginning of year	$ 860.9	15,651.5	15,288.9
CASH AND INVESTMENTS AT END OF PERIOD	$ 866.1	15,746.5	15,285.7

DERIVATIVES POSITION REPORT

Third Quarter 2017
Thousands of Mexican Pesos, as of September 30, 2017										ANEXO 1
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			3Q-2017		2Q-2017		3Q-2017	2Q-2017
Forward Vanilla	Hedge	$ 543,031	$ 18.18		$ 18.14		$ -63,253	$-122,590	in 2017	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 118,035	CORN		CORN		$ 638	$ 8	91% in 2017 and 9% in 2018
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Sep-17	$ 3.810
			Dec-17	$ 3.553	Dec-17	$ 3.920
			Mar-18	$ 3.763	Mar-18	$ 4.013
					Jul-18	$ 4.125
					Sep-18	$ 4.103
					Dec-18	$ 4.135

			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					Aug-17	$ 306.2
					Sep-17	$ 307.9
					Oct-17	$ 309.3
			Dec-17	$ 315.8	Dec-17	$ 311.2
			Jan-18	$ 317.8
Options of Corn	Hedge	$ 158,980	CORN		CORN		-$ 2,237	$ 1,908	in 2017 and 2018
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Sep-17	$ 3.810
			Dec-17	$ 3.553	Dec-17	$ 3.920
			Jan-18	$ 3.763	Jan-18	$ 4.013
Options of soybean meal	Hedge	$ 97,509	SOYBEAN MEAL		SOYBEAN MEAL		$ 1,157	-$ 2,473	in 2017 and 2018
			In USD per ton		In USD per ton
			month	price	month	price
					Aug-17	$ 306.2
					Sep-17	$ 307.9
					Oct-17	$ 309.3
			Dec-17	$ 315.8	Dec-17	$ 311.2
			Jan-18	$ 317.8	Jan-18	$ 312.5
			Mar-18	$ 312.7	Mar-18	$ 312.7

NOTES

-The total financial instruments do not exceed 5% of total assets as of September 30, 2017.
-The notional value represents the net position as of September 30, 2017 at the exchange rate of Ps. 18.18 per one dolar.
-A negative value means an unfavorable effect for the Company.

PROBABLE SCENARIO

Third Quarter 2017
Thousands of Mexican Pesos, as of September 30, 2017								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards Vanilla	-$ 63,253	$17.73	$ 18.63	$ 19.09	Direct	-$ 76,829	-$ 49,677	-$ 36,101
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 638	$ 3.375	$ 3.731	$ 3.908	The effect will materialize as the inventory is consumed	-$ 5,264	$ 6,540	$ 12,441
Futures of Soybean Meal: (2)		$ 300.0	$ 331.6	$ 347.4
Options for Corn	-$ 2,237	$ 3.375	$ 3.731	$ 3.908		-$ 4,446	$ 1	$ 2,592
Options of Soybean Meal	$ 1,157	$ 300.0	$ 331.6	$ 347.4		-$ 3,722	$ 6,035	$ 10,914

NOTES

(1) The reference value is the exchange rate of Ps. $18.18 per USD as of September 30, 2017.

(2) The reference values are; the future of corn for December 2017, $3.5530 USD/bushel and the future of soybean meal for December 2017, $315.80 USD/ton.

All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Third Quarter 2017
Thousands of Mexican Pesos, as of September 30, 2017										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla and KOT Forwards	-$ 63,253	$9.09	$13.64	$22.73	$27.27	Direct	-$334,768	-$199,011	$72,505	$208,263

CONFERENCE CALL INFORMATION

The Company will host its third quarter 2017 earnings call, on Tuesday, October 24th, 2017. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
Toll Local Mexico: 52 55 6722 5257
Toll in the Brazil: 0800 761 0710

A current list of available local and international free phone telephone numbers:
https://www.conferenceplus.com/AlternateNumbers/alternatenumbers.aspx?100875&t=P&o=UMtUtHBhmMJzEv

Confirmation Number: 45830415

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: Maria Guadalupe Jaquez, IR, Maria.jaquez@bachoco.net; Andrea Eugenia Guerrero Flores, andrea.guerrero@bachoco.net, T. +52(461)618 3555